Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, South Carolina 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	Neil E. Grayson (Admitted in GA, SC & NY) 864.250.2235 Fax: 864.250.2359 neil.grayson@nelsonmullins.com

October 4, 2006

Via Fax (202) 772-9203

Ms. Celeste M. Murphy

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Washington, DC  20549

Re:        Palmetto Real Estate Trust
Schedule 13E-3
Filed August 1, 2006
File No. 005-81717

Schedule 14A

Filed August 1, 2006

File No. 000-00179

Dear Ms. Murphy:

On behalf of Palmetto Real Estate Trust we are responding to the Staff’s comment letter dated September 1, 2006 commenting on the filings listed above.  All page references (excluding those in the headings and the staff’s comments) refer to the pages of the marked copy of Amendment No. 1 to the Schedule 14A, which is being filed concurrently and reflects Palmetto Real Estate Trust’s responses to your comments.

The paragraphs below respond to the Staff’s numbered comments.

Schedule 14A

General

Comment #1

On a supplemental basis, please confirm that your proxy statement will be provided to your shareholders at least 20 business days prior to the meeting date.

Atlanta • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Winston-Salem • Washington, DC

Ms. Celeste M. Murphy
October 4, 2006

Response:  The Trust will deliver the proxy statement to its shareholders at least 20 business days prior to the date of the special meeting of the shareholders.

Summary Term Sheet

Comment #2

Please eliminate the phrase that the summary “is qualified by reference to the more detailed information appearing elsewhere in or accompanying this proxy statement. . .” The information you provide in the Schedule 13E-3 must be materially complete and the qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used other places in your offer document, including on pages 3, 31, and 35. Please revise throughout the offer document accordingly.

Response:  The referenced phrase and similar language throughout the proxy statement has been deleted.

Financing for the Restructuring, page 7

Comment #3

We note that the disclosure on page 15 states that the number of record holders will increase with the number of new investors. Please confirm, on a supplemental basis that none of the new investors are currently shareholders of the trust. If any of the new investors are currently shareholders of the trust, please provide us with their identities, positions with the trust, if any, a description of their involvement with the current restructuring plan, and the analysis as to whether or not such investors should be listed as filing persons. Tell us the number of new investors.

Response:  Approximately 20 potential investors have indicated an interest in purchasing approximately 190,000 shares of beneficial interest of the Trust in the private offering.  At this time, the Trust is aware of only seven potential investors who are current shareholders of the Trust.  The following table provides certain information regarding seven potential investors that are current shareholders of the Trust:

Ms. Celeste M. Murphy
October 4, 2006

Shareholder	Current Share Ownership	Anticipated Number of Shares to be Purchased in Private Offering	Total Share Ownership after Private Offering	Percentage of share ownership after Private Offering	Relationship to the Trust (other than as shareholder)
Timothy Boling	30,600	2,500	33,100	1.87%	Brother of James A. Boling, Trustee
Russell Brown	2,814	7,000	9,814	<1%	None
Daniel Raider	11,837	24,163	36,000	2.03%	None
Louise Ables	2,000	2,000	4,000	<1%	Sister-in-law of Rudy Ables, Trustee
Tammie Younts	35,702	17,654	53,356	3.01%	Granddaugher-in-law of Melvin Younts, Trustee and Secretary of the Trust
Freida Younts	1,750	17,654	19,404	1.10%	Daughter-in-law of Melvin Younts, Trustee and Secretary of the Trust
Ted LeCroy	14,842	3,000	17,842	1.01%	Manager of the Trust
Vickie Huskey	15,000	1,250	16,250	0.92%	Daughter-in-law of Billy Huskey, Trustee

The remaining persons who have indicated an interest in investing in the private offering are not shareholders of the Trust and have no previous affiliation with the Trust.  Ted LeCroy is the only person listed in the above table that may qualify as an affiliate of the Trust and therefore could be required to file a Schedule 13e-3.  The remaining current shareholders in the above table only have a passive interest in the Trust as investors and have not been involved in any of the negotiations of the terms of the going-private transaction.  Although several of these potential purchasers are related to existing Trustees, each of these individuals is over 21 and is not a dependent of and does not live in the same household with the Trustee.  In addition, each of these potential investors has confirmed that he or she is making his or her own investment decision and will not share with any other person the right to vote or dispose of the shares.  Ted LeCroy indicated an interest in purchasing shares of beneficial interest after the initial filing of the Schedule 13E-3 and the Schedule 14A by the Trust.  Mr. LeCroy serves as the manager of the properties owned by the Trust, and the Trust believes that Mr. LeCroy does not qualify as an executive officer of the Trust as defined under the SEC rules.  Mr. LeCroy is purchasing a small number of shares that will only nominally change his relatively small percentage interest in share ownership in the Trust, and he will not receive any other benefit as a result of the going-private transaction.  However, because of the SEC staff’s consistent position that members of management of an issuer that is going private are considered affiliates and because the proceeds from Mr. LeCroy’s purchase of the shares of beneficial interest in the private offering will be used by the Trust to redeem certain shares of beneficial interest from other shareholders, Mr. LeCroy has agreed to become a signatory to the Schedule 13E-3 and to make the disclosures required by Rule 13e-3.  Supplemental disclosures on behalf of Mr. LeCroy have been made on pages 25-26 and 42-44 to comply with the requirements of Rule 13e-3.

Background of the Restructuring, page 11

Ms. Celeste M. Murphy
October 4, 2006

Comment #4

Please add a section on management’s and the board’s consideration of financing for the restructuring and how the board planned for and will execute the private placement. Please disclose all relevant details of the execution of this plan.

Response:  The Trust has added supplemental disclosures on pages 13-14 to address this comment.

Effects of the Restructuring on the Trust, page 15

Comment #5

Please state the number of new investors here.

Response:  The Trust has added supplemental disclosures on page 16 to address this comment.

Consolidation of Management Ownership, page 16

Comment #6

We note from the chart on page 38 that it appears that the percentage of beneficial ownership of the trust’s shares of beneficial interest held by your trustees, executive officers, and other affiliates as a group will not change, but remain at 29.8%. Please state that here, if true.

Response:  The percentage of beneficial ownership of the Trust’s shares of beneficial interest held by the trustees, executive officers, and other affiliates of the Trust will increase from 29.8% to 30.0% (as computed in accordance with Rule 13d-3) due to the anticipated purchase by Mr. LeCroy of 3,000 shares of beneficial interest in the private offering.  The Trust has modified the chart on pages 43-44 to reflect such increase.

Remaining Shares, page 17

Decreased Liquidity

Comment #7

Please state the number of new investors here.

Ms. Celeste M. Murphy
October 4, 2006

Response:  Approximately 20 potential investors have indicated an interest in purchasing shares of beneficial interest of the Trust in a private offering.  The Trust has added supplemental disclosures on page 18 to address this comment.

Recommendation of the Board of Trustees: Fairness of the Restructuring, page 19

Substantive Fairness, page 20

Independent Valuation

Comment #8

Please explain how $5.50 was determined by the board to be fair and explain the two factors that you cite.

Response:  The Trust has added supplemental disclosures on pages 22-25 to address this comment.

Comment #9

The board should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule 13e-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the board’s beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c), (d) and (e) of this section and Item 1015 of Regulation M-A. To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why not is important for a shareholder seeking to understand the board’s analysis of this transaction. Please expand to address. To the extent these filing persons seek to rely on the fairness determination of another entity to satisfy their obligations under Item 1014 of Regulation M-A, they must expressly adopt the analysis and conclusions of that entity. In that respect, we note that this section does not address the board’s consideration of net book value, going concern value, or liquidation value, please revise accordingly.

Response:  The Trust has added supplemental disclosures on pages 22-25 to address this comment.

Procedural Fairness, page 22

Your discussion of procedural fairness should specifically address whether or not the Rule 13e-3 transaction was approved by a majority of the directors of the trust who are not employees of the trust and why you believe the transaction is procedurally fair in light of the presence or absence of this safeguard contemplated in Item 1014(e) of Regulation M-A. Please revise accordingly.

Response:  The Trust has added supplemental disclosures on page 25 to address this comment.

Ms. Celeste M. Murphy
October 4, 2006

Valuation Report of the Independent Financial Advisor, page 23

Comment #11

Please expand your summary of Watermark’s opinion to include all of the information required by Item 1015 of Regulation M-A. For example, your summary should include, among other things, a summary of the instructions given to the advisor by the special committee regarding the preparation of its report and a summary of any limitations imposed by the board on the advisor in preparing its report.

Response:  The Trust has added supplemental disclosures on page 26 to address this comment.

Comment #12

Expand your disclosure to describe the extensive evaluation of Watermark’s valuation report and how the board set and approved the cash-out price in the restructuring at $5.50 per share- Please detail what the board considered.

Response:  The Trust has added supplemental disclosures on pages 31-32 to address this comment.

Financial Projections, page 24

Comment #13

Please disclose the forecasts and projections.

Response:  The Trust has added supplemental disclosures on page 27 to address this comment.

Guideline Public Trading Analysis, page 25

Comment #14

Please disclose the criteria Watermark used to determine the comparable companies. For example, disclose how the selected companies compared with Palmetto in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

Response:  The Trust has added supplemental disclosures on pages 27-28 to address this comment.

Ms. Celeste M. Murphy
October 4, 2006

Guideline Transaction Analysis, page 25

Comment #15

Similarly, with respect to the selection of the comparable transactions, disclose the criteria Watermark used to determine the comparable transactions to be used for analysis. For example, disclose whether the comparable transactions chosen were going-private transactions or some other transaction. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

Response:  The Trust has added supplemental disclosures on pages 28-29 to address this comment.

Comment #16

We note your disclosure regarding the various valuation procedures that Watermark used in providing its opinion. Please revise to provide additional detail on the steps of the valuation analysis. For example, in the comparable company analysis, explain why the particular trading multiple was chosen. You should explain why certain discount rates were chosen for the discounted cash flow analysis. Please note that these examples are not intended to be an exhaustive list.

Response:  The Trust has added supplemental disclosures on pages 29-31 to address this comment.

Summary Financial Information, page 50

Comment #17

Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation M-A in the proxy statement, including, but not limited to, income per common share, ratio of earnings to fixed charges, and book value per share, as required by Items l010(c)(2), (4), and (5), respectively.

Response:  The Trust has added supplemental disclosures under the caption entitled “Selected Historical Consolidated Financial Data” to address this comment.

Incorporation of Certain Documents by Reference, page 48

Comment #18

We note your statement that you incorporate by reference various documents you will file after the date of the initial filing of this proxy statement and before the special meeting. Neither Rule

Ms. Celeste M. Murphy
October 4, 2006

13c-3 nor Schedule 1 3E-3 allow you to “forward” incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please confirm your understanding of this to us in a supplemental response.

Response:  The Trust understands the comment and has revised the section entitled “Incorporation of Certain Documents by Reference”.

On behalf of Palmetto Real Estate Trust, we hereby acknowledge that:

•                                          Palmetto Real Estate Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to stair comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          Palmetto Real Estate Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this filing by means of EDGAR Postmaster.  Please contact me at (864) 250-2235 if you have any questions or any additional comments.

Very Truly Yours,

/s/ Neil E. Grayson
Neil E. Grayson
NEG:knl

cc: Ted LeCroy
Melvin Younts
Bill Franks